Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

August 7, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jaime G. John

Re: GroveWare Technologies Ltd.

Form 8-K filed August 1, 2012

File No. 000-54760

Dear John:

I write on behalf of GroveWare Technologies Ltd. (the “Company”) in response to Staff’s letter of August 6, 2012, by Jaime G. John, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K, filed August 1, 2012.

The Company revised its Current Report on Form 8-K to include the interim period ended July 27, 2012 as requested. The Company also included a revised 16.1 letter as requested.

Sincerely,

/s/ Scott P. Doney

Scott P. Doney, Esq.

GROVEWARE TECHNOLOGIES LTD.

1006 - 20 Eglinton Ave. W.

Toronto, Ontario,

Canada M4R 1K8

Phone: (416) 644-5111

August 7, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549-3561

Attention: Jaime G. John

Re: GroveWare Technologies Ltd.

Form 8-K filed August 1, 2012

File No. 000-54760

Dear Mr. John:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 6, 2012 from Jaime G. John, Staff Accountant of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GroveWare Technologies Ltd.

By: /s/ Hrair Achkarian

Hrair Achkarian

Chief Financial Officer